EXHIBIT 99.B

LIMITED POWER OF ATTORNEY
FOR
U.S. REGULATORY REPORTING OBLIGATIONS

Know all by these presents, that the undersigned hereby makes, constitutes and appoints Darren Wickert as the undersigned's true and lawful attorney-in-fact, with full power and authority as hereinafter described on behalf of and in the name, place and stead of the undersigned to:

(A)   prepare, execute, acknowledge, deliver and file all U.S. regulatory reporting documentation (including any amendments thereto or any related documentation) with any regulatory agency, including *but not limited to* the United States Securities and Exchange Commission or any national securities exchanges as considered necessary or advisable under Sections 13 and 16 of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, as amended from time to time (the "Exchange Act"),; and

(B)   perform any and all other acts which in the discretion of such attorney-in-fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.

The undersigned acknowledges that:

(1)   this Limited Power of Attorney authorizes, but does not require, such attorney-in-fact to act in his discretion on information provided to him without independent verification of such information;
(2)   any documents prepared or executed by such attorney-in-fact on behalf of the undersigned pursuant to this Limited Power of Attorney will be in such form and will contain such information and disclosure as such attorney-in -fact, in his discretion, deems necessary or desirable;
(3)   neither the Reporting Entity nor such attorney-in-fact assumes (a) any liability for the undersigned's responsibility to comply with the requirements of the Exchange Act or (b) any liability of the undersigned for any failure to comply with such requirements; and
(4)   this Limited Power of Attorney does not relieve the undersigned from responsibility for compliance with the undersigned's obligations under the Exchange Act, including without limitation the reporting requirements under Sections 13 and 16 of the Exchange Act.

The undersigned hereby gives and grants the foregoing attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or appropriate to be done in and about the foregoing matters as fully to all intents and purposes as the undersigned might or could do if present, hereby ratifying all that such attorney-in-fact of, for and on behalf of the undersigned, shall lawfully do or cause to be done by virtue of this Limited Power of Attorney.

This Limited Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to each such attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Limited Power of Attorney to be executed as of this 19th day of April, 2023.

ALLIANZ GLOBAL INVESTORS GmbH

By: /s/ Dr. Robert Schmidt
Name: Dr. Robert Schmidt
Title: General Counsel Europe

By: /s/ Silke Wagner-Kautz
Name: Silke Wagner Kautz
Title: Senior Counsel